

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Via E-mail
Bruce Goldberg
Vice President, Chief Legal Officer
 and Chief Compliance Officer
SMART Global Holdings, Inc.
39870 Eureka Drive
Newark, CA 94560

> **Re: SMART Global Holdings, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 5, 2015**
> **CIK No. 0001616533**

Dear Mr. Goldberg:

      We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Consolidated Balance Sheets, page F-3

1.   We note the inclusion of a column for the interim balance sheet as of November 28, 2014 which is unaudited. However, it appears that the audited balance sheet as of August 29, 2014 has been erroneously labeled as "unaudited." Please revise the statement to correct the placement of this label.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Alan F. Denenberg